SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
NATIONAL TAX CREDIT INVESTORS II

(Name of Subject Company)
NATIONAL TAX CREDIT INVESTORS II

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, MPF Flagship Fund 11, LLC, MPF ePlanning Opportunity Fund, LP, Sutter Opportunity Fund 4, LLC, MPF Flagship Fund 13, LLC, MPF Special Fund 8, LLC, MPF Flagship Fund 9, LLC, MPF DeWaay Premier Fund 3, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF DeWaay Premier Fund, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Fund 6, LLC, MPF Income Fund 23, LLC, MPF Income Fund 24, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase all of the outstanding units of limited partnership interest (“Units”) of National Tax Credit Investors II, at a price of $85.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between September 6, 2007 and October 8, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of September 6, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2007.

ITEM 1.	SUBJECT COMPANY INFORMATION.
     The name of the subject company is National Tax Credit Investors II, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of June 30, 2007, 72,370 Units were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is National Partnership Investments Corp. (the “General Partner”), a Delaware corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $85.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on September 6, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     Under the terms of the Partnership’s Partnership Agreement (the “Partnership Agreement”), the Partnership is obligated to the General Partner for the following fees:
     (a) An annual partnership management fee in an amount equal to 0.5 percent of invested assets (as defined in the Partnership Agreement) at the beginning of the year is payable to the General Partner. The amount of partnership management fees incurred were approximately $235,000 and $269,000 for the six months ended June 30, 2007 and 2006, respectively, and approximately $539,000 and $552,000 for the years ended December 31, 2006 and 2005, respectively. As of June 30, 2007, approximately $1,420,000 of these fees remains unpaid.
     (b) A property disposition fee is payable to the General Partner in an amount equal to the lesser of (i) one-half of the competitive real estate commission that would have been charged by unaffiliated third parties providing comparable services in the area where the apartment complex is located, or (ii) 3 percent of the sale price received in connection with the sale or disposition of the apartment complex or local partnership interest, but in no event will the property disposition fee and all amounts payable to unaffiliated real estate brokers in connection with any such sale exceed in the aggregate, the lesser of the competitive rate (as described above) or 6 percent of such sale price. Receipt of the property disposition fee will be subordinated to the distribution of sale or refinancing proceeds by the Partnership until the limited partners have received distributions of sale or refinancing proceeds in an aggregate amount equal to (i) their 6 percent priority return for any year not theretofore satisfied (as defined in the Partnership Agreement) and (ii) an amount equal to the aggregate adjusted investment (as defined in the Partnership Agreement) of the limited partners. No disposition fees have been paid or accrued.
     (c) The Partnership reimburses the General Partner for certain expenses. The reimbursement to the General Partner was approximately $30,000 for both of the six months ended June 30, 2007 and 2006 and approximately $60,000 for both of the years ended December 31, 2006 and 2005. At June 30, 2007 approximately $150,000 of the reimbursement remains unpaid. An affiliate of the General Partner is the local operating general partner in five of the Partnership’s 23 local partnerships. In addition, an affiliate of the General Partner is typically either a special limited partner or an administrative general partner in each local partnership.
     An affiliate of the General Partner managed one property and two properties owned by local partnerships during the six months ended June 30, 2007 and 2006, respectively, and two properties during both of the years ended December 31, 2006 and 2005. During the six months ended June 30, 2006 one of the properties managed by an affiliate of the General Partner was sold. The local partnerships pay the affiliate property management fees in the amount of five percent of their gross rental revenues and data processing fees. The amounts paid were approximately $51,000 and $46,000 for the six months ended June 30, 2007 and 2006, respectively, and approximately $98,000 and $86,000 for the years ended December 31, 2006 and 2005, respectively.

     The General Partner is not obligated to advance funds to the Partnership for operations or to fund Partnership advances to local partnerships, but may voluntarily do so from time to time. Accordingly, prior to January 1, 2006, during the six months ended June 30, 2006 and later in 2006, an affiliate of the General Partner advanced the Partnership funds for advances to local partnerships and for the Partnership’s purchase of the second mortgage at Michigan Beach Apartments. There were no such advances during the six months ended June 30, 2007. These advances bear interest at prime plus 2% (10.25% at June 30, 2007). Interest expense was approximately $240,000 and $117,000 for the six months ended June 30, 2007 and 2006, respectively, and approximately $447,000 and $98,000 for the years ended December 31, 2006 and 2005, respectively. Approximately $700,000 of principal and accrued interest was repaid during the six months ended June 30, 2007 from the distribution received from Pampa Partnership Limited. Approximately $1,800,000 of principal and accrued interest was repaid during the year ended December 31, 2006, all of which occurred after June 30, 2006. There were no such repayments during the year ended December 31, 2005. Approximately $4,335,000 of advances and accrued interest remain unpaid at June 30, 2007.
     As of June 30, 2007, the accrued fees and advances due to the General Partner exceeded the Partnership’s cash. The General Partner has indicated that, during the forthcoming year, it will not demand payment of amounts due in excess of such cash; however, the Partnership still remains liable for all such amounts.
     The General Partner is an affiliate of Apartment Investment and Management Company (“AIMCO”). AIMCO and its affiliates owned 397.0 Units in the Partnership representing 0.55% of the outstanding Units as of June 30, 2007. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as General Partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO its sole stockholder.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of September 17, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Not applicable.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.

ITEM 8.	ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of September 17, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 9.	EXHIBITS.
(a)(2) Letter to Unit Holders of the Partnership, dated September 17, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 17, 2007

National Tax Credit Investors II

By:	National Partnership Investments Corp.
(Corporate General Partner)

	By:	/s/ Martha L. Long Martha L. Long
Senior Vice President